EXHIBIT 99.1

Endeavour Silver Announces 2023 Annual General Meeting Voting Results

VANCOUVER, British Columbia, May 23, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that shareholders voted in favour of all items of business at the Company’s 2023 Annual General Meeting (“AGM”) held on May 23, 2023 in Vancouver. A total of 67,756,939 votes were cast or represented by proxy at the AGM, representing 35.42% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

DIRECTORS	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD/ABSTAIN	FOR	WITHHELD
Margaret M. Beck	54,488,449	1,561,933	97.21%	2.79%
Ricardo M. Campoy	54,063,858	1,986,523	96.46%	3.54%
Daniel Dickson	55,163,520	886,861	98.42%	1.58%
Amy Jacobsen	54,787,688	1,262,694	97.75%	2.25%
Rex J. McLennan	50,443,451	5,606,931	90.00%	10.00%
Kenneth Pickering	54,697,353	1,353,029	97.59%	2.41%
Mario D. Szotlender	54,476,166	1,574,215	97.19%	2.81%
Christine West	29,229,149	26,821,234	52.15%	47.85%

All director nominees were re-elected, including the addition of Christine West, CFO to the Board of Directors.

Shareholders voted 94.24% in favour of re-appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year. In addition, shareholders also voted 82.91% in favour to approve and ratify the amended and restated Advance Notice Policy of the Company.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing construction of the Terronera project and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

For Further Information, Please Contact:

Galina Meleger, Vice President, Investor Relations
Tel: 604-640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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